Exhibit 14(a)(1)(iv)

[ANDERSEN LOGO]

Report of independent public accountants

To the Partners of CRIIMI MAE Services
Limited Partnership and Subsidiaries:

We have examined management’s assertion about CRIIMI MAE Services Limited Partnership and Subsidiaries’ (the “Partnership”) compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America’s (“MBA”) Uniform Single Attestation Program for Mortgage Bankers (USAP), (except for commercial loan and multifamily loan servicing, minimum servicing standards V.4 and VI.1. which the MBA has interpreted as inapplicable to such servicing) and that the Partnership had in effect a fidelity bond and an errors and omissions policy each in the amount of $20 million, as of and for the year ended December 31, 2001, included in the accompanying management’s assertion.  Management is responsible for the Partnership’s compliance with those minimum servicing standards and for maintaining a fidelity bond and an errors and omissions policy.  Our responsibility is to express an opinion on management’s assertion about the Partnership’s compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Partnership’s compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Partnership’s compliance with the minimum servicing standards.

In our opinion, management’s assertion that the Partnership complied with the aforementioned minimum servicing standards, and that the Partnership had in effect a fidelity bond and an errors and omission policy each in the amount of $20 million, as of and for the year ended December 31, 2001, is fairly stated, in all material respects.

/s/ Arthur Andersen LLP

Vienna, VA
February 28, 2002

CRIIMI MAE Services

Limited Partnership and Subsidiaries

Management’s Assertion

As of and for the year ended December 31, 2001 CRIIMI MAE Services Limited Partnership and Subsidiaries has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers (except, for commercial loan and multifamily loan servicing, minimum servicing standards V.4 and VI.1., which the MBA has interpreted as inapplicable to such servicing.)

As of and for the year ended December 31, 2001, CRIIMI MAE Services Limited Partnership and Subsidiaries had in effect a fidelity bond and an errors and omissions policy each in the amount of $20 million.

/s/ H. William Willoughby
William Willoughby
President and Secretary

/s/ Cynthia O. Azzara
Cynthia O. Azzara
Senior Vice President and
Chief Financial Officer

/s/ Brian Hanson
Brian Hanson
Senior Vice President
Mortgage Servicing

/s/ David Shay
David Shay
Group Vice President
Mortgage Servicing

/s/ Eugene J. Bredow
Eugene J. Bredow
Vice President
Corporate Comptroller